United States
Securities and Exchange Commission
Washington, D.C. 20549

Form 12b-25

SEC File Number
  0-19528

CUSIP Number
 03234m103

Notification of Late Filing

(Check One)

X  Form 10-K   __ Form 20-F  __Form 11-K  __Form 10-Q   __Form N-SAR


For Period Ended: August 31, 1997

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Relates to the audit and notes to financial statements including information related to a proposed merger of the Company, the consummation of which is dependent upon Securities and Exchange Commission approval of the Company's proxy submission to its shareholders.

Part I-Registrant Information

  Amwest Environmental Group, Inc.
      Full Name of Registrant

 1071 Los Alamitos Blvd.,  3rd Floor
Address of Principal Executive Office (Street and Number )

     Los Alamitos, CA  90720
     City, State and Zip Code

Part II-Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

_______    (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense:
________ (b) The subject annual report, semi-annual report, transition reports of Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
________ (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III-Narrative

Amwest Environmental Group, Inc. (the Company) had been mostly inactive for the past year or so, until recently when the company began talks with several merger candidates. These nerger candidates will provide an opportunity to commence new operations and provide existing shareholders with a better shareholder value.

Because the merger candidate will have a significant impact on financial statement disclosures and represent a significant event subsequent to the August 31, 1997 financial statements of the Company, it is imperative for the Company to ascertain the finalization of the merger. Since the merger candidate will not consummate the merger until all necessary documents are filed with the Securities and Exchange Commission and the SEC approves the Company's filings, the Company is unable to properly express the merger's impact in the management's discussion and analysis section of the Form 10-K and properly document this subsequent event until these contingencies are eliminated.

In addition, the Company is reliant upon the consummation of the merger to provide additional operating funds which will be used to obtain an appropriate audit, as such to not accumalate additional debt to the company.

Part IV-Other Information

(1) Name and telephone number of person to contact in regard to this notification

James C. Lu                    (562)                    799-1888
   (Name)                   (Area Code)            (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? In answer is no, identify report(s).
                                         X Yes             ___No
   __________________________________________________________________

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
thereof?                                 __Yes             X No

   __________________________________________________________________

    Amwest Environmental Group, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date:   November 28, 1997
By:  _____________/s/____________________
        James C. Lu     President, CEO